[Braskem logo] Braskem
                                    BRASKEM S.A.
                   Publicly Held Company -CVM Code No. 00482-0
                         CNPJ/MF No. 42.150.391/0001-70
                             NIRE No. 29.300.006.939

                                  RELEVANT FACT




Braskem S.A. ("Braskem" or the "Company"), in line with its financial strategy, intends to fully redeem and retire all outstanding debentures of its 11th public issue, which were placed on the market at the beginning of this year, in the amount of approximately R$1.2 billion. The redemption is in accordance with the Company's commitment to reducing its indebtedness and capital costs. Therefore, pursuant to the requirements of CVM Instruction No. 358/02, the Company hereby notifies the market as follows:

Braskem's Board of Directors, in a meeting held on 10/18/2004, and in accordance with Section 5.19 of the "First Amendment to the Private Deed of Issue of Secured Non-Convertible Debentures of the 11th Issue by Braskem S.A." ("Deed of Issue"), authorized the full redemption of all of the outstanding debentures of the 11th public issue of debentures, on November 1, 2004, by payment of the balance of the Par Value, plus the Remuneration set forth in the Deed of Issue, calculated on a pro rata temporis basis as of the date of the last payment of Remuneration up to the redemption date. Following the redemption, all of the debentures of the 11th public issue of debentures will be cancelled.

Therefore, in order to call the debentures for redemption on November 3, 2004, this Redemption Notice to the Debenture Holders of the 11th Public Issue of Secured Non-Convertible Debentures is being published.


                              Camacari, October 19, 2004

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                                      BRASKEM S.A.
                      Paul Altit - Director of Investor Relations